Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 14, 2008, with respect to the consolidated financial statements and schedule of The Nielsen Company B.V. as of December 31, 2007 and 2006 and for the year ended December 31, 2007 and for the period from May 24, 2006 through December 31, 2006 for the Successor and for the period from January 1, 2006 through May 23, 2006 for the Predecessor included in the Registration Statement (Form S-4) and related Prospectus of Nielsen Finance LLC and Nielsen Finance Co.

/s/ Ernst & Young LLP

New York, New York

June 2, 2008